Exhibit 1

CARL C. ICAHN

767 Fifth Avenue, 47th Floor

New York, New York 10153

February 22, 2011

Via Federal Express and Fax

Board of Directors

Mentor Graphics Corporation

8005 S.W. Boeckman Road

Wilsonville, OR 97070-7777

Gentlemen:

I hereby offer to have one or more of my affiliated entities purchase Mentor Graphics in a transaction, the form of which will be determined, designed to yield its shareholders $17 per share net in cash. That price represents an approximate premium of about 40% above the price at the beginning of January 2011. This offer is conditioned on completion of cursory due diligence, and the redemption and waiver of anti-takeover devices and laws such as the poison pill. There will be no financing conditions. Furthermore, we will not insist upon providing for a break-up fee in the transaction so as not to provide a roadblock to others who may want to consider bidding higher than our bid. As we have told you, we believe that there are potential strategic bidders for Mentor Graphics whose bid will reflect inherent synergies and should be superior to our $17 offer. However, in any event, we believe that our fellow shareholders should have the opportunity to accept our offer or a higher one, if one emerges as we think it will.

Sincerely,

/s/ Carl C. Icahn
Carl C. Icahn